Exhibit 99.1

PainReform Appoints Senior Pharmaceutical Executive and Finance
Veteran Ilan Hadar as Chief Executive Officer

HERZLIYA, Israel – November 23, 2020 – PainReform Ltd. (NasdaqCM: PRFX) (“PainReform” or the “Company”), a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced the appointment of Ilan Hadar as Chief Executive Officer.

Mr. Hadar brings over 20 years of multinational managerial and corporate experience with pharmaceutical and high-tech companies. Mr. Hadar has been instrumental in building companies from start-ups to hundreds of millions of dollars in operations. Mr. Hadar successfully took part in the development, approval, and launch of new pharmaceutical products in the U.S. and Israel. Mr. Hadar has also been responsible for leading the operations, R&D, manufacturing, regulatory, and corporate finance for premier healthcare companies in the U.S. and Israel.

Prior to joining PainReform, Mr. Hadar served as Country Manager Israel and CFO at Foamix Pharmaceuticals Ltd. (now NASDAQ: VYNE) since 2014, where he was instrumental in building the organization and launching new innovative topical drugs in the U.S., as well as a focus on capital markets and M&A. Prior to Foamix, Mr. Hadar was Finance Director at Pfizer Pharmaceutical Ltd., where he oversaw all commercial, financial and operational activities of the local entity. From 2007 to 2011, Mr. Hadar served as Finance Manager at HP Indigo Ltd, a world-leading company in digital printing. Prior to that, Mr. Hadar was Finance Director at BAE Systems (FTSE: BA), the third largest defence company in the world, where he was responsible for all financial activities of BAE Systems Israel. From 1998 to 2016, Mr. Hadar was Chief Financial Officer at Mango DSP, a global leader of Intelligent Video Solutions, where he was successful in building the company from the incubator stage to a multinational, multi-million dollar revenue-generating company. Mr. Hadar serves on the Board of Directors at Kadimastem, a public Israeli biopharmaceutical company (TASE: KDST). Mr. Hadar received his MBA in Finance and Business Entrepreneurship and B.A. degree at The Hebrew University in Jerusalem Israel.

Dr. Ehud Geller, Chairman of the Board, commented, “We are delighted to announce the appointment of Ilan Hadar as Chief Executive Officer. Ilan is a high caliber industry executive with an impressive track record that will help guide PainReform during this transformative period, as we prepare to commence our pivotal Phase 3 trials for PRF-110. Ilan brings extensive experience in the pharmaceutical industry, including finance, business development and global market adoption of medical products. Ilan’s skill sets, combined with his leadership skills, should be invaluable as we work towards our goal of establishing PRF-110 as the standard of care in the post-operative non-opiate pain treatment market.”

Ilan Hadar, noted, “I am excited to join Pain Reform and help steward the Company through its next phase of growth. I personally believe PRF-110 holds enormous market potential. I believe PRF-110 will play an important role as an alternative to systemic opioids, which have contributed to the opioid epidemic.”

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to PainReform’s proposed clinical trials. Words such as “expects,” “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the clinical trials discussed above will be successfully completed. Completion of the proposed clinical trials are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, failure of the clinical trials, and the risk factors and other matters set forth in the Company’s recent prospectus included in the registration statement, in the form last filed with the SEC. PainReform undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com